July 21, 2015

Tom Kluck

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re: Mack-Cali Realty Corporation

Form 10-K for the year ended December 31, 2014

Filed on February 19, 2015

File No. 001-13274

Dear Mr. Kluck:

On behalf of Mack-Cali Realty Corporation (the “Registrant”), and in connection with the Annual Report on Form 10-K for the year ended December 31, 2014 of the Registrant (the “Report”), I respectfully submit this letter in response to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 16, 2015 (the “Comment Letter”). For convenience of reference, each comment is recited in bold face type and is followed by the Registrant’s response thereto.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Report.

Results from Operations, page 51

1.                                      In future Exchange Act periodic reports, please discuss in greater detail how the company defines same-store properties. In this regard, please disclose whether the “in-service” properties exclude redeveloped or repositioned properties and, if so, how many have been removed for these reasons in the last year.

Response:                                        In future filings, the Registrant will disclose that its in-service same-store properties exclude redeveloped and repositioned properties.  An example of which follows:

“…”Same-Store Properties” represent all in-service properties owned by the Company at December 31, 2012 (for the 2014 versus 2013 comparisons), and represent all in-service properties owned by the Company at December 31, 2011 (for the 2013 versus 2012 comparisons), excluding properties that were sold, disposed of, removed from service or being redeveloped or repositioned, through December 31, 2014.”

Also in future filings, the Registrant will disclose the number of properties being redeveloped or repositioned that have been removed from in-service properties in the last year.

2.                                      In future Exchange Act periodic reports, please discuss in greater detail the relative impact of occupancy and rental rate changes in your period to period changes for your same-store properties.

Response:                                        In future filings, the Registrant will discuss in greater detail the relative impact of occupancy and rental rate changes for period to period changes of same-store properties in its MD&A discussion.

On behalf of the Registrant, I hereby confirm that the Registrant acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss this matter further, please do not hesitate to contact me at 732-590-1000.

Very truly yours,

/s/ Anthony Krug
Anthony Krug
Chief Financial Officer